

May 12, 2015

Teresa S. Madden
Chief Financial Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

> **Re:** **Xcel Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response Dated May 5, 2015**
> **File No. 1-03034**

Dear Ms. Madden:

We have reviewed your May 5, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2015 letter.

Note 14. Nuclear Obligations, page 155

1. We have reviewed your response to comment 5. We note you intend to state in future filings that the information you provide on a regulatory basis is a means to reconcile amounts previously reported to the MPUC and utilized for regulatory purposes to amounts used for financial reporting. It is unclear to us how your existing disclosure provides such a reconciliation. Since we believe reconciling this regulatory decommissioning cost obligation to your nuclear production decommissioning ARO liability would provide useful information to your investors, in future filings, please provide a reconciliation similar to that contained in your response.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief